UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 12b-25

                     NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-4436           CUSIP NUMBER: 858603103000

(Check one):
( )Form 10-K  ( )Form 20-K   ( )Form 11-K   (X)Form 10-Q   ( )Form N-SAR

                                  September 30, 2000
              For Period Ended:_____________________________
              ( ) Transition Report on Form 10-K
              ( ) Transition Report on Form 20-F
              ( ) Transition Report on Form 11-K
              ( ) Transition Report on Form 10-Q
              ( ) Transition Report on From N-SAR
              For the Transition Period Ended:______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________



PART I - REGISTRANT INFORMATION

                      THE STEPHAN CO.
____________________________________________________________
Full Name of Registrant

____________________________________________________________
Former Name if Applicable

                   1850 WEST McNAB ROAD
____________________________________________________________
Address of Principal Executive Office(Street and Number)

             FORT LAUDERDALE, FLORIDA  33309
____________________________________________________________
City, State and Zip Code






PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part
    |     III of this form could not be eliminated without
    |     unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report,
(x) |     transition report on Form 10-K, Form 20-F, 11-K,
    |     Form N-SAR, or portion thereof, will be filed on
    |     or before the fifteenth calendar day following the
    |     prescribed due date; or the subject quarterly report of
    |     transition and report on Form 10-Q, or portion thereof
    |     will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit
    |     required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     On November 9, 2000, the Company became aware of a possible issue that could not be fully researched prior to the filing date of this Form 10-Q. Although the issue is significant in and of itself, as it relates to the ultimate realization of an amount carried as an account receivable, the amount is not material enough to affect the stability or long-term viability of the Company.

     Tentatively, management believes that the issue would not have an impact on the cash position or inventory levels of the Company, nor have any material effect on the working capital of the Company.










PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

      Peter Ferola               (954)         971-0600
____________________________  ___________  ________________
          (Name)              (Area Code) (Telephone Number)




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                             (X)Yes ( )No
____________________________________________________________



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            (X)Yes ( )No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

============================================================

                       THE STEPHAN CO.
     __________________________________________________
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     November 15, 2000         /s/ David Spiegel
Date__________________ By_______________________________





PART IV, Item (3)  Additional Information:


     Sales for the third quarter ended September 30, 2000 were $7,704,000, compared to $9,195,000 achieved in the comparable period of 1999. There was a net loss for the third quarter of ($126,000), compared to net income of $579,000 for the third quarter of 1999. Earnings per share for the third quarter was ($0.03), compared to $.13 for the third quarter of 1999.

     Sales for the nine-month period ending September 30, 2000 were $24,088,000, compared to $26,888,000 achieved in
1999. Net income for the nine-month period was $1,059,000 which was 45% lower than the $1,923,000 achieved in 1999.
Earnings per share for the nine-month period was $0.24, which was 43% lower than the $.42 for 1999.

     The above results are tentative and prior to the effect, if any, in the aforementioned periods, of any adjustment resulting from any irregularity discussed in PART
III herein.